Exhibit I-2

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquiror may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
January 28, 2011
Name: Cedyna Financial Corporation
Representative: Hajime Yamashita,
President and Representative Director
(Code Number: 8258, TSE, and NSE 1st Section)
Contact: Hirohiko Hirano,
General Manager, Public & Investor Relations Department
(Tel. 03-6714-7723)
Cedyna Financial Corporation announces a Share Exchange to make Cedyna Financial Corporation a
Wholly-Owned Subsidiary of SMFG Card & Credit, Inc.
     Cedyna Financial Corporation (the “Company”) hereby announces that its board of directors, at a meeting held today, resolved to implement a share exchange making SMFG Card & Credit, Inc. (“FGCC” and together with the Company, “Both Companies”) a wholly-owning parent company and making the Company a wholly-owned subsidiary (the “Share Exchange”), and to enter into a share exchange agreement (the “Share Exchange Agreement”) as set forth below.
     Since FGCC is an unlisted company, common stock of Sumitomo Mitsui Financial Group Inc. (“SMFG”), a wholly-owning parent company of FGCC, shall be allotted to the shareholders of the Company as the consideration of the Share Exchange under the Share Exchange Agreement.
     The Company expects to obtain an approval for the Share Exchange Agreement at the extraordinary general meeting of shareholders scheduled to be held on March 30, 2011. Furthermore, as described in “Notification of amendments to Articles of Incorporation” released today, the board of directors of the Company, at a meeting held today, resolved to propose a partial amendment to its articles of incorporation to delete the provision relating to the record date for determination of shareholders entitled to exercise voting rights at the extraordinary general meeting of shareholders scheduled to be held on March 30, 2011 subject to the subsequent condition that the Share Exchange will become effective on or prior to May 1, 2011.

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     The shares of the Company is scheduled to be delisted on April 26, 2011, in advance of the effective date of the Share Exchange (scheduled on May 1, 2011) (The final trading date is scheduled to be April 25, 2011.).
1.	Purpose of Share Exchange
     The Company started its business through a merger of the three (3) companies, OMC Card, Inc. Central Finance Co., Ltd. and QUOQ, Inc. which took place on April 1, 2009, aiming for “Realization of the country’s top class consumer financing company through its expertise and agility in the core business of credit cards and consumer credit business”. Since its establishment, the Company has driven a company-wide management structural reform for an early realization of the merger effect, recruiting cardholders with high operation rates making full use of the strength of distributive credit card companies and has put in efforts in fields with high growth potential such as television mail order and the financial aid market in the consumer credit business. Furthermore, as one of the core companies in the credit card business strategy of the SMFG group, the Company has strengthened its cooperation with the SMFG group in establishing a multi-cooperation system in the operation section aiming to maximize the top-line synergy, unifying with the system of Sumitomo Mitsui Card Co., Ltd. (“SMCC”) pursuing economies of scale.
     Additionally, on May 31, 2010, in order to further speed up and ensure to conduct a management structural reform including investment in new business and systems for the improvement of the corporate value and cost structural reform and to enhance its financial basis, the Company implemented a capital increase by way of third-party allotment having FGCC as its allottee and as it further strengthened its cooperation with the SMFG group, it increased its efforts in realizing a powerful management constitution through profitability improvement and structural reform.
     Specifically, regarding the credit card business, the Company has further accelerated the business structural reform such as reviewing its member recruiting system, pursuing a further effective business development and enhancing approaches to growing fields such as services provided via the internet. With respect to the consumer credit business, approaches to growing fields have been made continuously and transformation of the structure of profit and loss of business has been carried on by enhancement of sales ability and efficiency improvement of operation. With respect to solution business, settlement products and services have been improved and expanded and response capabilities to customer needs have been enhanced.
     However, with respect to the management environment surrounding the Company after becoming a consolidated subsidiary, in addition to the hovering of interest refund claims, last year, the amended Money Lending Business Act was fully enforced in June, a petition of corporate reorganization proceedings by Takefuji Corporation was made in September and the Installment Sales Act was amended in December, and uncertainness has increased.
     Under the current severe management environment, in order to further accelerate and promote the approach towards the strengthening of the management constitution and to ensure its achievements, it is effective to make the best of the brand, customer basis and

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management know-how the SMFG group has, and based on the recognition of the importance of further enhancement of the relationship between the SMFG group, the Company agreed that FGCC makes the Company its wholly-owned subsidiary by way of the Share Exchange.
     After becoming a wholly-owned subsidiary, the Company will make the best of the SMFG brand, and through further enhancement of cooperation at local levels between operating branches of the Company and operating branches of Sumitomo Mitsui Banking Corporation and reinforcing cooperation in the markets the Company’s focuses on such as the EC market and the financial aid market, it will aim for the realization of the group synergy centered on consumer credit business and solution business and will also strive for further improvements in services the Company provides by further reinforcement of cooperation in personnel aspects such as temporary staff services and people-to-people exchanges.
     Moreover, between the Company and SMCC, in addition to specific reviews the Company had been making in the past such as on the next generation system, the cooperation between the two (2) companies will be strengthened and promoted by closer coalition in the credit card business such as mutual introduction to partners and implementation of cooperating campaign, responding to client needs.
     The Company determines that, to realize further group synergy effect by the Share Exchange, will lead to the improvement of corporate value of the Company and the SMFG group as a whole, and will contribute to the benefit of the existing shareholders and the clients.
2.	Summary of Share Exchange

(1)	Schedule of Share Exchange

Date of resolution by board of directors (Both Companies)	Friday, January 28, 2011
Execution Date of Share Exchange Agreement (Both Companies)	Friday, January 28, 2011
Date of extraordinary general meeting of shareholders to approve Share Exchange (FGCC)	Friday, January 28, 2011
Date of public notice of record date for extraordinary general meeting of shareholders (the Company)	Saturday, January 29, 2011 (tentative)
Record date for extraordinary general meeting of shareholders (the Company)	Monday, February 14, 2011 (tentative)
Date of extraordinary general meeting of shareholders to approve Share Exchange (the Company)	Wednesday, March 30, 2011 (tentative)

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Final trading date (the Company)	Monday, April 25, 2011 (tentative)
Delisting date (the Company)	Tuesday, April 26, 2011 (tentative)
Effective date of Share Exchange	Sunday, May 1, 2011 (tentative)

Note 1:	Above dates may be changed upon agreement(s) between Both Companies.

Note 2:	In the event the holding ratio of US resident shareholders in the shares of the Company (calculated in accordance with the Securities Act of 1933) proves to be over 10% and SMFG and FGCC cannot be exempted from the obligation of filing the registration statement subject to the Securities Act of 1933, the Share Exchange may be cancelled or may be alternated by a different method.
(2)	Method of Share Exchange
     The Share Exchange will be implemented by way of share exchange through which FGCC will become a wholly-owning parent company in share exchange, and the Company will become a wholly-owned subsidiary in share exchange. To the shareholders of the Company, common stock of SMFG, which is the wholly-owning parent company of FGCC, will be allotted as the consideration of the Share Exchange. The Company is planning to implement the Share Exchange upon obtaining the approval of the Share Exchange Agreement at the extraordinary general meeting of shareholders to be held on March 30, 2011. FGCC has obtained the approval (a written approval subject to Paragraph 1 of Article 319 of the Companies Act) of the Share Exchange Agreement at the extraordinary general meeting of shareholders held today. The effective date of the Share Exchange is scheduled to be May 1, 2011.
     The Company decided to allot shares of the common stock of SMFG as the consideration, considering that, i) if the shares of FGCC which is an unlisted company, are allotted as the consideration, the minority shareholders of the Company will be acquiring shares with low liquidity, ii) by delivering the shares of SMFG instead of cash, as the consideration, an opportunity of sharing the synergy produced by the making of the Company a wholly-owned subsidiary can be provided for the shareholders of the Company and iii) the capital relationship of SMFG being the wholly-owning parent company of FGCC must be maintained. In determining the consideration of the Share Exchange, the Company has given due consideration for the shareholders of the Company and has strived to ensure fairness and avoid conflicts of interest.

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(3)	Details of allotment in relation to Share Exchange

SMFG
	(Parent company of FGCC	The Company
Name of company	which is becoming the	(Wholly-owned subsidiary
	wholly-owning parent	in share exchange)
company in share exchange)
Details of allotment in relation to Share Exchange	1	0.060
The number of shares to be distributed upon Share Exchange	Common stock of SMFG: 15,718,372 shares (tentative)

Note 1:	Share allotment ratio
0.060 shares of common stock of SMFG shall be allotted and delivered for each one (1) share of common stock of the Company. However, no shares will be allotted under the Share Exchange for the common stock of the Company (548,178,700 shares as of today) held by FGCC.

Note 2:	Number of shares of SMFG to be delivered in the Share Exchange.
Upon the Share Exchange, FGCC will allot and deliver, to each shareholder of the Company (excluding FGCC) as of the point of time immediately before FGCC shall acquire all the outstanding shares of the Company upon the Share Exchange (the “Record Time”), shares of common stock of SMFG in the ratio of 0.060 shares of the common stock of SMFG per share of the common stock of the Company it holds, in exchange for the common stock of the Company. Furthermore, the Company plans to dispose all of its treasury stock it holds (2,120,212 shares as of December 31, 2010) and the treasury stock the Company will be obtaining by the Record Time (including the treasury stock to be acquired by the purchase of shares with respect to the appraisal right exercised in relation to the Share Exchange by the opposing shareholders in accordance with Paragraph 1 of Article 785 of the Companies Act), upon the resolution of the meeting of the Board of Directors to be held by the day immediately preceding the effective date of the Share Exchange, as of the Record Time.

Moreover, the number of shares of SMFG delivered in the Share Exchange may be modified due to reasons such as disposal of treasury stock by the Company.

Note 3:	Company profile of the issuing company of the shares being the consideration in the Share Exchange Please refer to 5. below.

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Note 4:	Matters related to the conversion of the consideration

(1) Trading markets of the consideration	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)
(2) Broker	Common stock of SMFG may be traded via general securities companies.
(3) Limits on transfer and other ways of disposal of the consideration (if any)	Not applicable.

(4) In case an authorization, etc. of a third-party is necessary for the transfer or exercise of the rights attached to the consideration, name and address of such person giving such authorization, etc. and other matters related to the procedures to obtain such authorization, etc.
Not applicable.
(5) In case there is a market price of the consideration, matters related to such market price	The average of the closing price of the shares of the common stock of SMFG on the Tokyo Stock Exchange for the six (6) months period until the immediately preceding business day of the announcement date of the Share Exchange (January 28, 2011) is 2,637 yen.
(6) In case the consideration can be paid back by ways of purchase of common stock, pay back of holding or any other comparable procedure, matters related to such procedures	Not applicable.

Note 5:	Handling of shares representing less than one unit

As a result of the Share Exchange, it is expected that there will be some shareholders who come to hold shares in a number that represents less than one unit of SMFG stock (i.e., 100 shares). In particular, shareholders of the Company who hold less than 1,667 shares of the Company will only hold a number of shares that represents less than one unit of SMFG stock, and the number of such shareholders are expected to be approximately 80% of the total number of shareholders of the Company (such percentage is based on data in the Shareholders Register of the Company as of September 30, 2010

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it and may be different from the current percentage.). Although it will not be possible to sell such shares representing less than one unit in the stock exchange markets, shareholders holding shares representing less than one unit of SMFG stock may take advantage of the programs with respect to the shares of SMFG as described below on and after the effective date of the Share Exchange:

(i) Additional purchase program for shares representing less than one unit (additional purchase to consist a whole unit)

Pursuant to Article 194 of the Companies Act, shareholders holding shares representing less than one unit of SMFG stock may, additionally purchase from SMFG the number of shares that, when added to such shareholder’s shares representing less than one unit, will equal one unit (100 shares).

(ii) Buyback program of shares representing less than one unit (sale of shares less than one unit)

Pursuant to Article 192 of the Companies Act, shareholders holding shares representing less than one unit of SMFG stock may, request SMFG to buyback such shares representing less than one unit that it holds.

Note 6:	Handling of fractional share less than one (1) share

FGCC will, if there is any fraction of a share representing less than one (1) share of the common stock of SMFG allotted and delivered to each of the shareholders of the Company as a result of the Share Exchange, to the shareholders of the Company who will be allotted such fraction of a share, a cash amount equivalent to the amount obtained by multiplying such fractional share by the market price per share of common stock of SMFG (any amount less than one (1) yen shall be rounded up.) instead of shares of common stock of the Company, shall be delivered.

In this section, “market price” means the closing price (regular way) of a share of common stock of SMFG on the Tokyo Stock Exchange on the immediately preceding trading date of the effective date of the Share Exchange (in case no such price exists on such immediately preceding trading date, the closing price of the trading date on which such closing price exists, closest to the effective date (restricted to a date prior to the effective date.).).
(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights following the Share Exchange
     The Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

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3.	Calculation basis, etc. concerning allotment under the Share Exchange

(1)	Calculation Basis and Background
     In order to guaranty the fairness and reasonableness of the share exchange ratio for the Share Exchange, each of the parties decided to request a third-party valuation institution, and the Company appointed Nomura Securities Co., Ltd. (“Nomura”) and FGCC appointed Nikko Cordial Securities Inc. (“Nikko Cordial”) as each of their third-party valuation institutions.
     Nomura used, to calculate the value of shares of SMFG, market share price analysis and, to calculate the value of the shares of the Company, each of market share price analysis, comparable companies analysis and dividend discount model analysis (“DDM analysis”).
     In applying market share price analysis, the calculation was made based on the closing price of stock price on the base date, January 27, 2011, and the average closing prices for each of the periods of one (1) week, one (1) month, three (3) months and six (6) months prior to the base date.
     Nomura assumed that, with respect to the profit plan of the Company it referred at its calculation applying the above DDM analysis, after a temporary downturn of earnings, a significant increase in its profit due to the improvement of the business environment is expected as described below, but Nomura has not independently verified the accuracy, appropriateness and possibility of realization of such profit plan.
     The calculation results for the share exchange ratio of one (1) share of the Company in terms of shares of SMFG, calculated based on each of the methods for SMFG’s per share stock price are as follows.

	Method applied	Calculation results of the share exchange ratio
(i)	Market share price analysis	0.053~0.054
(ii)	Comparable companies analysis	0.059
(iii)	DDM analysis	0.053~0.070

     In calculating the share exchange rates, Nomura used the information provided by Both Companies and publicly available information, and assumed that all such materials and information were accurate and complete without independent verification of the accuracy or completeness of such materials and information. Nomura has not independently valued, appraised or assessed, nor has it requested a third party institution to appraise or assess, assets or liabilities (including contingent liabilities) of the Company, SMFG and their affiliated companies, including analysis and valuation on individual assets and liabilities. The calculation results of the share exchange ratio provided by Nomura reflect the information and economic conditions that were available as of January 27, 2011 and the contents of the revision to the earnings forecasts of the Company for the fiscal year ending March 31, 2011, and in addition, Nomura assumed that the information relating to the Company’s financial

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forecasts (including profit plans and other information) has been reasonably reviewed and drafted by the Company’s management based on the best estimates and judgments available at the time.
     Nomura has submitted an opinion (a fairness opinion) dated January 27, 2011 to the Company, as to the appropriateness of the share exchange ratio in the Share Exchange based on above assumptions and conditions and certain other assumptions and conditions, from a financial point of view to the shareholders of the Company.
     On the other hand, Nikko Cordial used, to calculate the value of shares of SMFG, market price methodology and, to calculate the value of the shares of the Company, each of market price methodology and DDM method (Dividend Discount Model). In applying market price methodology, setting the valuation base date at January 27, 2011, to calculate the value of the shares of the Company, the arithmetic closing price on the Tokyo Stock Exchange for the period of one (1) month, three (3) months and six (6) months prior to the valuation base date was applied, and to calculate the value of shares of SMFG, the arithmetic closing price on the Tokyo Stock Exchange for the period of one (1) month, three (3) months and six (6) months prior to the valuation base date was applied.
     Nikko Cordial assumed that, with respect to the profit plan of the Company it referred at its calculation applying the above DDM analysis, after a temporary downturn of earnings, a significant increase in its profit due to the improvement of the business environment is expected as described below, but Nikko Cordial has not independently verified of the accuracy, appropriateness and possibility of realization of such profit plan.
     The value range of one (1) share of the Company in terms of shares of SMFG, calculated based on each of the valuation methods for SMBC per share stock price are as follows.

	Calculation method	Value range of the share exchange ratio
(i)	Market Share Price Analysis	0.048~0.060
(ii)	DDM analysis	0.042~0.071

     In calculating the above share exchange rates, Nikko Cordial generally relied on the information provided by Both Companies and publicly available information, and assumed that, all such materials and information was accurate and complete and there is no fact that may have a material effect to the calculation of the share exchange ratio, undisclosed to Nikko Cordial, without independent verification of the accuracy or completeness of such materials and information. Nikko Cordial has not independently valued, appraised or assessed, nor has it requested a third party institution to appraise or assess, assets or liabilities (including contingent liabilities) of SMFG and the Company and their affiliated companies, including analysis and valuation on each of the individual assets and liabilities. In addition, Nikko Cordial assumed that the information relating to the Company’s financial forecasts referred to at such calculation, has been reasonably prepared and drafted by the Company based on the best estimates and judgments available at the time. Furthermore, the calculation of share exchange ratios made by Nikko Cordial is based on information and economic conditions as of January 27, 2011 and the contents of the revision to the earnings forecasts of

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the Company for the fiscal year ending March 31, 2011. Nikko Cordial does not intend to express its opinion on the fairness of the share exchange ratio in the Share Exchange by submitting the calculation results of share exchange ratios.
     As a calculation basis of DDM analysis, in the profit plan the Company submitted to Nomura and Nikko Cordial, a significant increase in profit is predicted for some fiscal years. This was because the Company believes that the earnings forecasts for the current fiscal year will temporarily decline, but from the next fiscal year, earnings may be expected to improve.
     Both Companies determined respectively, with reference to the calculation results of the share exchange ratios submitted by the above third-party valuation institutions and upon repetitive negotiations and consultations considering the financial condition, business trends, share price trends, etc., of the Company and SMFG, that the share exchange ratios described in above 2.(3) will contribute to the interest of the shareholders of Both Companies, and upon the approvals of the meetings of board of directors of Both Companies held today, resolved the share exchange ratio in the Share Exchange.
     The share exchange ratio in the Share Exchange may be changed upon consultations between Both Companies in the event a material change occurs in the conditions consisting the basis of calculation.
(2)	Relationships with valuation institutions
     Nomura, which is the third-party valuation institution of the Company, is independent from the Company, FGCC and SMFG, does not fall under a related party of Both Companies and has no material interest. Meanwhile, FGCC, upon giving consideration to the Nikko Cordial’s know-how, performance, etc. related to share price valuation, determines that its calculation results are reliable and appropriate. Nikko Cordial is a consolidated subsidiary of SMFG.
(3)	Prospects and reasons for delisting
(a)	Prospects and reasons for delisting
          Upon the Share Exchange, FGCC will become a wholly-owning parent company of the Company and the Company will become a wholly-owned subsidiary of FGCC as of its effective date, May 1, 2011 (tentative). The common stock of the Company which will become the wholly-owned subsidiary is scheduled to be delisted on April 26, 2011 (final trading date being April 25, 2011) in accordance with the Securities Listing Regulations of the Tokyo Stock Exchange, Inc. and the standards for delisting of securities of the Nagoya Stock Exchange Co., Ltd., upon taking designated procedures. After delisting, common stock of the Company cannot be traded on the Tokyo Stock Exchange, Inc. or the Nagoya Stock Exchange Co., Ltd.

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(b)	Reasons for aiming for delisting and progress of assessment on its alternatives
     The purpose of the Share Exchange is as described in above 1, and not the delisting of the Company itself. Even after the common stock of the Company is delisted, common stock of SMFG to be allotted to the shareholders of the Company in the Share Exchange, is listed on the Tokyo Stock Exchange, Inc., the Osaka Securities Exchange Co., Ltd. and the Nagoya Stock Exchange Co., Ltd. and trading in stock exchanges will be possible after the Share Exchange, and therefore it is believed that for shareholders receiving an allotment of 100 or more shares of common stock of SMFG (100 shares=1 unit) in the Share Exchange, the liquidity of their shares will be secured.
     However, shareholders receiving allotment of less than 100 shares of common stock of SMFG (100 shares=1 unit) as a result of the Share Exchange, may not trade their odd shares on any of the above mentioned share exchange markets, but will be entitled to use the additional purchase program for shares representing less than one unit or the buyback program for shares representing less than one unit, if desired so by the shareholder. For the details of these programs, please refer to 2.(3) — Note 5 above.
     For the allotment of a fraction of a share (i.e., representing less than one (1) share of common stock of SMFG) as a result of the Share Exchange, please refer to 2.(3) — Note 6 above.
(4)	Measures to ensure Fairness
     FGCC holds 67.49% of the total outstanding shares of the Company. In order to ensure the fairness and reasonableness of the share exchange ratio for the Share Exchange, in implementing the Share Exchange, as described in 3.(1) above, the Company requested Nomura which is a third-party valuation institution, to analyze the share exchange rate for the Share Exchange, negotiated and discussed with FGCC based on such analysis results, and the board of directors of the Company resolved the implementation of the Share Exchange at the share exchange rate specified in 2.(3) above at their meeting held today.
     The Company has obtained from Nomura, an opinion (a fairness opinion) dated January 27, 2011 as to the appropriateness of the share exchange ratio for the Share Exchange from a financial point of view to the shareholders of the Company. In addition, the Company has retained Anderson Mori & Tomotsune as their legal advisor and was advised regarding methods and processes for the Share Exchange and decision making procedures from a legal point of view.
(5)	Measures to Avoid Conflict of Interests
     Since the Company is a subsidiary of FGCC, with the view to avoid conflict of interest, out of the directors of the Company, Hajime Yamashita, Representative Director, Kazuya Jono, Outside Director, who concurrently serve as directors of FGCC, did not participate in the above referred discussion and resolution at the meeting of board of directors of the Company held today. With respect to such meeting of board of directors, the

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execution of the Share Exchange Agreement was unanimously resolved by all directors excluding the above two. In addition, out of the auditors of the Company, Akiomi Narui, Full-time Corporate Auditor, Tomiyoshi Momma, Full-time Corporate Auditor, Yutaka Hori, Corporate Auditor and Akihiko Kawakami, Corporate Auditor attended such meeting of board of directors and expressed their opinion that they have no objection towards the execution of the Share Exchange Agreement (the Company has separately confirmed with Eisuke Nagatomo, Corporate Auditor who could not attend such meeting of board of directors for certain reasons, that he has no objection in resolving the execution of the Share Exchange Agreement at the relevant meeting of board of directors.).
     Moreover, Hajime Yamashita, Representative Director and Kazuya Jono, Outside Director, who concurrently serve as directors of FGCC, did not participate in the discussion and negotiation with FGCC with respect to the Share Exchange in order to avoid conflicts of interest.
     Furthermore, prior to the meeting of board of directors held today, from a special committee consisting of Yutaka Hori, Corporate Auditor, Eisuke Nagatomo, Corporate Auditor and Akihiko Kawakami, Corporate Auditor, who are independent officers of the Company and do not have any conflict of interest with SMFG or FGCC which are the controlling shareholders of the Company, an opinion with respect to the Share Exchange stating that (a) aspects contributing to the improvement of corporate value can be recognized in the Share Exchange and furthermore, no unreasonable aspect can be recognized in the purpose of the Share Exchange, (b) any aspect failing to ensure fairness cannot be recognized in the consideration and other conditions (including the allotment and delivery of shares representing less than one unit of SMFG stock to a considerable number of shareholders of the Company) of the Share Exchange, (c) in the Share Exchange, it can be presumed that sufficient consideration was given to the profits of minority shareholders through a fair procedure, and (d) in addition to (a) through (c), it can be considered that any aspects unfavorable to the minority shareholders in the Share Exchange cannot be recognized in particular, was obtained. The board of directors of the Company made the above resolution upon a careful deliberation with consideration to above opinion. The Company has, obtained legal advice regarding the method for passing the foregoing resolution of the meeting of the board of directors and other measures to avoid conflict of interests from Anderson Mori & Tomotsune, its legal advisor.
4.	Company profile of the parties to the Share Exchange (as of September 30, 2010)

	Wholly-owned subsidiary	Wholly-owning parent company
	in share exchange	in share exchange
(1) Corporate name	Cedyna Financial Corporation	SMFG Card & Credit, Inc.
(2) Location	23-20, Marunouchi 3-chome, Naka-ku, Nagoya City	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3) Name and title of representative	Hajime Yamashita President and Representative Director	Kazuya Jono President and Representative Director
(4) Business	Credit card business, consumer credit business, solutions business, loan business, etc.	Management and administration of subsidiaries and affiliates, etc.

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(5) Capital amount	82,843 million yen	25,307 million yen
(6) Date of incorporation	September 11, 1950	October 1, 2008
(7) Total number of outstanding shares	812,271,779 shares	31,449 shares
(8) Fiscal year end	March 31	March 31
(9) Number of employees	3,678	32
(10) Main bank(s) of account	Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sumitomo Mitsui Banking Corporation
(11) Major shareholders and shareholding ratio	SMFG Card & Credit, Inc.: 67.49% The Daiei, Inc.: 5.42%	Sumitomo Mitsui Financial Group: 100%
(12) Relationship between the parties	Capital relationship	FGCC owns 67.49% of outstanding shares of common stock of the Company.
	Personal relationship	Hajime Yamashita, President and Representative Director of the Company concurrently serves as the Director of FGCC and Kazuya Jono, President and Representative Director of FGCC concurrently serves as the Outside Director of the Company.
	Business relationship	Not applicable
	Status of related parties	FGCC is the parent company of the Company and falls under a related party.
(13) Results of operation and financial position for the last three (3) years
	The Company (Wholly-owned			FGCC (Wholly-owning parent
	subsidiary in share exchange)			company in share exchange)
Fiscal year ended	(consolidated)			(non-consolidated)
	February	March	March	March	March	March
	29, 2008	31, 2009	31, 2010	31, 2008	31, 2009	31, 2010
Net asset value (millions of yen)	50,574	70,506	43,018	-	123,250	124,154
Total assets (millions of yen)	616,844	619,652	2,216,213	-	123,268	124,188
Shareholders equity per share (yen)	238.07	252.36	87.83	-	5,514,788	5,555,241
Operating revenue (millions of yen)	151,602	140,254	232,743	-	88	2,005
Operating income (millions of yen)	7,835	7,448	(40,377)	-	(58)	1,621
Ordinary income (millions of yen)	7,900	7,527	(38,518)	-	(58)	1,621
Net income (millions of yen)	(22,538)	3,974	(67,876)	-	(16,977)	(2,950)
Net income per share	(106.53)	16.56	(139.86)	-	(1,137,531)	(132,008)

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(yen)
Dividend per share (yen)	0.00	0.00	0.00	-	0.00	0.00

Note 1:	Since FGCC was established on October 1, 2008, there are no figures for the results of operation and financial position for the fiscal year ended March 31, 2008.

Note 2:
The Company was formed on April 1, 2009 through the merger of OMC Card Inc. (surviving entity), Central Finance Co., Ltd. and QUOQ Inc. (absorbed entities), and the results of operation and financial position (consolidated) of the fiscal year ended February 29, 2008 and the fiscal year ended March 31, 2009 are those of OMC Card Inc. before the merger. Since the fiscal year end was changed from the last day of February to March 31 at the 82nd ordinary general shareholders meeting held on May 23, 2008, the fiscal year ended March 31, 2009 was for the 13 months from March 1, 2008 to March 31, 2009.

5.	Company profile of the issuing company of the shares being the consideration in the Share Exchange (as of September 30, 2010)

(1) Corporate Name	Sumitomo Mitsui Financial Group Inc.
(2) Location	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
(3) Name and Title of Representative	Teisuke Kitayama, President and Representative Director
(4) Business	Management and administration of subsidiaries and related operations
(5) Capital amount	2,337,895 million yen
(6) Date of incorporation	December 2, 2006
(7) Total number of outstanding shares	1,414,125,626 shares
(8) Fiscal year end	March 31
(9) Number of employees	62,243 (consolidated)
(10) Major clients	-
(11) Main bank(s) of account	Not applicable
(12) Major shareholders and shareholding ratio	Japan Trustee Services Bank, Ltd. (account in trust): 6.59% The Master Trust Bank of Japan, Ltd. (account in trust): 5.52% Japan Trustee Services Bank, Ltd. (account in trust 9): 2.01%
(13) Relationship between the parties	Capital relationship	SMFG owns 100% of outstanding shares of common stock of FGCC. SMFG does not own any share of the Company.
	Personal relationship	Hajime Yamashita, President and Representative Director of the Company concurrently serves as the Director of FGCC and Kazuya Jono, President and

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Representative Director of FGCC concurrently serves as the Outside Director of the Company.
Business relationship	Sumitomo Mitsui Banking Corporation, a wholly-owned subsidiary of SMFG extends loans to the Company.
Status of related parties	SMFG is the parent company of FGCC and the Company and falls under a related party.
(14) Results of operation and financial position for the last three (3) years (consolidated)
Fiscal year ended	March 31, 2008	March 31, 2009	March 31, 2010
Net assets (millions of yen)	5,224,076	4,611,764	7,000,805
Total assets (millions of yen)	111,955,918	119,637,224	123,159,513
Net assets per share (yen)	424,546.01	2,790.27	3,391.75
Ordinary income (millions of yen)	4,623,545	3,552,843	3,166,465
Ordinary profits (millions of yen)	831,160	45,311	558,769
Net income (millions of yen)	461,536	(373,456)	271,559
Net income per share (yen)	59,298.24	(497.39)	248.40
Dividend per share (yen)	12,000	90	100

6.	Status after Share Exchange
     There will be no change in the name, location, name and title of representative of FGCC, the wholly-owning parent company in share exchange, from above 4.
7.	Forecasts
     The Company does not expect the implementation of the Share Exchange to have any significant impact on its business performance for the current fiscal year. Both Companies will strive to improve their performance by further increasing their operational efficiency and unifying their strength as a group.
8.	Matters relating to transactions with controlling shareholders
     The Share Exchange constitutes a transaction by the Company with its controlling shareholder. Please see below for a description of the Share Exchange’s compliance with the “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction with Controlling Shareholder” stipulated in the Corporate Governance Report disclosed by the Company on November 17, 2010.

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     The Company has determined to implement the Share Exchange upon ensuring fairness and taking measures to avoid conflict of interests as explained in 3.(4) and (5) above, which complies with the above “Guidelines Concerning Minority Shareholders Protection Policy in a Transaction with Controlling Shareholder” of the Company.
     The Company obtained, on January 27, 2011, from a special committee consisting of Yutaka Hori, Corporate Auditor, Eisuke Nagatomo, Corporate Auditor and Akihiko Kawakami, Corporate Auditor who are independent officers of the Company and do not have any conflict of interest with SMFG or FGCC which are the controlling shareholders of the Company, an opinion with respect to the Share Exchange stating that (a) aspects contributing to the improvement of corporate value can be recognized in the Share Exchange and furthermore, no unreasonable aspect can be recognized in the purpose of the Share Exchange, (b) any aspect failing to ensure fairness cannot be recognized in the consideration and other conditions (including the allotment and delivery of shares representing less than one unit of SMFG stock to a considerable number of shareholders of the Company) of the Share Exchange, (c) in the Share Exchange, it can be presumed that sufficient consideration was given to the profits of minority shareholders through a fair procedure, and (d) in addition to (a) through (c), it can be considered that any aspects unfavorable to the minority shareholders in the Share Exchange cannot be recognized in particular, was obtained.

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